Points extends strategic collaboration with Marriott Bonvoy as exclusive global loyalty commerce technology provider; implements new Top-Up product

March 03, 2022 - Toronto, ON - Global leader in powering loyalty commerce, Points (NASDAQ: PCOM) (TSX: PTS) is pleased to announce the extension of its relationship with Marriott Bonvoy as the program's exclusive loyalty commerce technology provider of purchasing and gifting Marriott Bonvoy points. Points, through its loyalty solutions and data-driven marketing expertise, has proven to increase member engagement and generate additional revenue for Marriott Bonvoy over the course of their strategic collaboration, which began in 2006. The extension of the collaboration coincides with the introduction of a new solution for Marriott Bonvoy members, powered by Points.

Fully integrated within Marriott's direct booking channels, Top-Up makes it easy for Marriott Bonvoy members to confirm their next stay sooner using their Marriott Bonvoy points. Members can easily see any shortfall in their points balance when they have selected their next points redemption stay in the booking flow. The new solution calculates how many additional points members need to realize their point redemption goal right away and allows members to purchase the required number of points seamlessly as part of the booking process.

The new solution will also enable Marriott to enhance its personalized loyalty marketing campaigns with varied promotional constructs, enabling members to take advantage of offers that weren't previously available to them.

Rob MacLean, CEO of Points, said, "We are delighted to be extending our longstanding collaboration with Marriott with the implementation of one of our latest products. Loyalty solutions like Top-Up offer consumers more flexibility when accruing and redeeming their rewards - thus enhancing the member experience for loyalty programs, like Marriott Bonvoy, and helping them accelerate their travel recovery overall."

David Solomon, Marriott's VP of Loyalty Product Development & Management said, "We are thrilled to be expanding our relationship with Points. It will enable Marriott Bonvoy to offer our members more personalized service and points purchase options when booking a redemption stay at any of our more than 7,900 participating properties."

Points already powers Marriott Bonvoy's Buy and Gift features that enable members to purchase additional points or gift them to friends and family via a secure real-time integration. Data-driven marketing strategies devised and implemented by Points for Marriott Bonvoy have resulted in a significant uplift in transactions, even during the reduced period of travel that ensued at the onset of the pandemic.

For more information on how Points can unlock loyalty programs' potential, visit points.com.

About Points.com Inc.

Points (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

Media Relations:

Rachel Goldrick

pr@points.com